AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 6, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NUVEEN MORTGAGE OPPORTUNITY TERM FUND

(Name of Subject Company)

NUVEEN MORTGAGE OPPORTUNITY TERM FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

670735109

(CUSIP Number of Class of Securities)

Gifford R. Zimmerman

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

312-917-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Deborah Bielicke Eades

Vedder Price P.C.

222 North LaSalle Street

Chicago, Illinois 60601

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE:
$311,589,495.26 (a)	$37,764.65 (b)

(a)

The transaction value was calculated by multiplying 13,459,373 Shares of Nuveen Mortgage Opportunity Term Fund by $23.15 (100% of the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on September 4, 2019).

(b)	Calculated at $121.20 per $1,000,000 of the Transaction Valuation.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

Copies of the Offer to Purchase, dated September 9, 2019, and the Letter of Transmittal, among other documents, have been filed by Nuveen Mortgage Opportunity Term Fund as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

ITEM 1.	SUMMARY TERM SHEET

Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the issuer is Nuveen Mortgage Opportunity Term Fund, a diversified, closed-end management investment company organized as a Massachusetts business trust (the “Fund”). The principal executive office of the Fund is located at 333 West Wacker Drive, Chicago, Illinois 60606. The telephone number is 1-800-257-8787.

(b) The title of the subject class of equity securities described in the offer is common shares of beneficial interest, par value $0.01 per share (the “Shares”). As of September 4, 2019 there were 15,889,626 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the New York Stock Exchange (“NYSE”). For information on the high, low and closing (as of the close of ordinary trading on the NYSE on the last day of the Fund’s fiscal quarter) net asset values and market prices of the Shares in such principal market for each quarter during the Fund’s past two fiscal years, see Section 8, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) The name of the filing person is Nuveen Mortgage Opportunity Term Fund (previously defined as the “Fund”), a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and organized as a Massachusetts business trust. The principal executive office of the Fund is located at 333 West Wacker Drive, Chicago, Illinois 60606. The telephone number is 1-800-257-8787. The filing person is the subject company. The members of the Board of Trustees of the Fund are as follows: Terence J. Toth, Margo L. Cook, Jack B. Evans, William C. Hunter, Albin F. Moschner, John K. Nelson, Judith M. Stockdale, Carole E. Stone, Margaret L. Wolff and Robert L. Young. Ms. Cook is considered an “interested person” of the Fund, as that term is defined in the 1940 Act, by reason of her position with Nuveen, LLC and certain of its subsidiaries.

The principal executive officer of the Fund is Cedric H. Antosiewicz, Chief Administrative Officer. The principal financial officer of the Fund is Nathaniel T. Jones, Vice President and Treasurer.

Correspondence to the Trustees, principal executive officer or principal financial officer of the Fund should be mailed to c/o Nuveen Mortgage Opportunity Term Fund, 333 West Wacker Drive, Chicago, Illinois 60606, Attn: Secretary.

ITEM 4.	TERMS OF THE TRANSACTION

(a) The Fund’s Board of Trustees has determined to commence an offer to purchase up to 13,459,373 shares of the Fund’s issued and outstanding Shares. The offer is for cash at a price per share equal to the net asset value per share as of the close of ordinary trading on the NYSE on October 7, 2019, or if the offer is extended, as of the close of ordinary trading on the NYSE on the new expiration date, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).

Copies of the Offer to Purchase and the Letter of Transmittal are attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to shareholders, the scheduled expiration date, extending the Offer and the Fund’s intentions in the event of oversubscription, see Section 1, “Price; Number of Shares” and Section 15, “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase. For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2, “Procedures for Tendering Shares,” Section 3, “Withdrawal Rights,” and Section 4, “Payment for Shares” of the Offer to Purchase. For information on the federal income tax consequences of the Offer, see Section 2, “Procedures for Tendering Shares,” Section 10, “Certain Effects of the Offer,” and Section 14, “Material Federal Income Tax Consequences,” of the Offer to Purchase.

The information requested by Items 1004(a)(1)(x) and (xi) and Item 1004(a)(2) of Regulation M-A are not applicable.

(b) Neither the Trustees of the Fund nor the investment adviser own any Shares of the Fund. Therefore, the Fund does not intend to purchase Shares from any Trustee or investment adviser of the Fund pursuant to the Offer. The Fund has been advised that an executive officer of the Fund may tender his Shares pursuant to the Offer. If such officer does tender his Shares, he will be subject to the same conditions of the Offer as all other shareholders of the Fund. For more information, see Section 9 “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e) Reference is hereby made to Section 7, “Plans or Proposals of the Fund,” Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares,” Section 12, “Certain Information About the Fund,” and Section 16, “Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)-(c) Reference is hereby made to Section 1, “Price; Number of Shares,” Section 6, “Purpose of the Offer,” Section 7, “Plans or Proposals of the Fund,” Section 10, “Certain Effects of the Offer,” Section 11, “Source and Amount of Funds,” and Section 12, “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Except as noted herein and therein, the events listed in Item 1006(c)(1), (3)-(8) and (10) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)-(b) Reference is hereby made to Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund’s executive officers and Trustees, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)-(b) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)-(5) Not applicable.

(c) Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Trustees of the Fund and Offer to Purchase.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients and Client Instruction Form.

(a)(1)(v)	Notice of Guaranteed Delivery.

(a)(1)(vi)	Not applicable.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated May 23, 2019.[1]

(a)(5)(ii)	Press Release dated August 30, 2019.[2]

(a)(5)(iii)	Press Release dated September 9, 2019.[5]

(b)	Not applicable.

(d)(1)	Form of Depositary and Information Agent Agreement between the Fund and Computershare Trust Company, N.A., Computershare Inc. and Georgeson LLC.

(d)(2)	Investment Management Agreement with Nuveen Fund Advisors, LLC dated October 1, 2014.

(d)(3)	Renewal of Investment Management Agreement, dated July 30, 2019.

(d)(4)	Form of New Investment Management Agreement with Nuveen Fund Advisors, LLC.

(d)(5)	Investment Sub-Advisory Agreement by and between Nuveen Mortgage Opportunity Term Fund and Wellington Management Company, LLP dated October 1, 2014.

(d)(6)	Form of New Investment Sub-Advisory Agreement with Teachers Advisors, LLC.

(d)(7)	Transfer Agency and Service Agreement with Computershare Inc. and Computershare Trust Company, N.A. dated June 15, 2017 (the “Transfer Agency Agreement”).[3]

(d)(8)	Amended and Restated Schedule A to the Transfer Agency Agreement, effective as of December 13, 2018.[4]

(d)(9)	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company dated July 15, 2015 (the “Custodian Agreement”).[3]

(d)(10)	Appendix A to the Custodian Agreement, updated as of November 16, 2018.[4]

(g)	Not applicable.

(h)	Not applicable.

[1]	Previously filed on Schedule TO-C via EDGAR on May 23, 2019 and incorporated herein by reference.
[2]	Previously filed on Schedule TO-C via EDGAR on August 30, 2019 and incorporated herein by reference.
[3]	Previously filed with Nuveen High Income 2023 Target Term Fund’s Registration Statement on Form N-2 (File No. 333- 227486) via EDGAR on November 9, 2018 and incorporated herein by reference.
[4]	Previously filed with Nuveen High Income 2023 Target Term Fund’s Registration Statement on Form N-2 (File No. 333- 227486) via EDGAR on December 17, 2018 and incorporated herein by reference.
[5]	To be filed by amendment.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUVEEN MORTGAGE OPPORTUNITY TERM FUND

/s/ Gifford R. Zimmerman
Gifford R. Zimmerman
Vice President and Secretary

September 6, 2019

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Trustees of the Fund and Offer to Purchase.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients and Client Instruction Form.

(a)(1)(v)	Notice of Guaranteed Delivery.

(d)(1)	Form of Depositary and Information Agent Agreement between the Fund and Computershare Trust Company, N.A., Computershare Inc. and Georgeson LLC.

(d)(2)	Investment Management Agreement with Nuveen Fund Advisors, LLC dated October 1, 2014.

(d)(3)	Renewal of Investment Management Agreement, dated July 30, 2019.

(d)(4)	Form of New Investment Management Agreement with Nuveen Fund Advisors, LLC.

(d)(5)	Investment Sub-Advisory Agreement by and between Nuveen Mortgage Opportunity Term Fund and Wellington Management Company, LLP dated October 1, 2014.

(d)(6)	Form of New Investment Sub-Advisory Agreement with Teachers Advisors, LLC.